

September 25, 2012

Via E-mail
Mr. Miguel Matías Galuccio
Chief Executive Officer
YPF Sociedad Anónima
Macacha Güemes 515
C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

Re: YPF Sociedad Anónima
Form 20-F for Fiscal Year Ended December 31, 2011
Filed May 16, 2012
Response dated August 7, 2012
File No. 1-12102

Dear Mr. Galuccio:

We have reviewed correspondence dated August 7, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information on the Company, page 22

Exploration and Production, page 29

Changes in our proved undeveloped reserves during 2011, page 38

1.   We note your response to comment 2 in our letter dated July 25, 2012. Please clarify whether all proved undeveloped reserves will be developed within five years of initially booking them as proved, or tell us why the specific circumstances justify a longer time. Please see Rule 4-10(a)(31) of Regulation S-X. Please also refer to Questions 108.01 and 131.03 in the Oil and Gas Rules Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Alexandra M. Ledbetter, at (202) 551-3317 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director